UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. ___)*

WTI FUND XI, INC.
(Name of Issuer)

Common Shares, $0.001 par value
(Title of Class of Securities)

None
(CUSIP Number)

September 30, 2024
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Westech Investment Advisors LLC I.R.S. Identification Nos. of above persons (entities only). 27-3794054

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
100,000

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
100%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, HC

Item 1(a)	Name of Issuer: WTI FUND XI, INC. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:
104 La Mesa Drive, Suite 102
Portola Valley, CA 94028

Item 2(a)	Name of Persons Filing:
Westech Investment Advisors LLC (“Westech”)

Item 2(b)	Address of Principal Business Office, or if None, Residence:
The principal business address of Westech is 104 La Mesa Drive, Suite 102, Portola Valley, CA 94028.

Item 2(c)	Citizenship:
Westech is organized in California

Item 2(d)	Title of Class of Securities: Common Shares, $0.001 par value (the “Shares”)

Item 2(e)	CUSIP Number: None.

Item 3	Not Applicable.

Item 4(a)
Amount beneficially owned:

The aggregate percentage of Shares of the Issuer reported to be owned by Westech, which is the Reporting Person, is based upon 100,000 Shares outstanding.

As of the date of this Schedule, WTI Fund XI, LLC (the “Company”) is the record holder of the Shares.

WTI Fund XI GP, LLC (“WTI XI GP”), is the managing member of the Company and Westech is the managing member of WTI XI GP and the investment manager of the Issuer. P10, Inc., a Delaware corporation (“P10”) owns all of the outstanding membership interests of Westech through its majority owned subsidiary, P10 Intermediate Holdings LLC, a Delaware limited liability company (“P10 Holdings”), and therefore owns a controlling interest in WTI XI GP. Pursuant to the Amended and Restated Operating Agreement of the Company (the “Operating Agreement”), the members of the Company have pass-through voting rights such that if any vote or consent is to be cast or given by the Company as the sole shareholder of the Issuer, then Westech must first obtain direction from the members of the Company on how to cast such vote or give such consent on behalf of the Company. The required vote or consent of the members to give such direction parallels the vote or consent required of the shareholders of the Issuer (i.e. if a matter requires the consent of the holders of two-thirds of the outstanding shares of the Issuer, then the vote or consent required of the members of the Company is the approval by the holders of two-thirds or more in interest of the members of the Company).

By reason of its position as managing member of the Company, WTI XI GP may also be deemed to be the beneficial owner of all of the Shares.

By reason of its ownership of Westech, P10 may also be deemed to be the beneficial owner of all of the Shares.

By reason of its direct beneficial ownership of an interest in the Company, each of the following parties (the “Investors”) may be deemed to beneficially own the Shares of the Issuer set forth below.

Party	Shares of the Issuer	Share Percentage
Fire and Police Pension Fund, San Antonio	7,913	7.9%
Mayo Clinic Master Retirement Trust	7,913	7.9%
UNC Investment Fund, LLC	7,913	7.9%
Employees’ Retirement System of Baltimore County	6,595	6.6%
Master Trust Agreement between Pfizer Inc. and the Northern Trust Company	6,595	6.6%
Wisconsin Alumni Research Foundation	6,595	6.6%
JTM, LLC	5,276	5.3%
Boston Retirement System	5,276	5.3%
GT Partners, L.P.	5,276	5.3%
Retirement Board of Bert Bell/Pete Rozelle NFL Player Retirement Plan	5,276	5.3%

Item 4(b)	Percent of class: 100%

Item 4(c)
Number of shares as to which such person has: (i) sole power to vote or to direct the vote; (ii) shared power to vote or to direct the vote; (iii) sole power to dispose or to direct the disposition of; and (iv) shared power to dispose or to direct the disposition of:

Westech, by reason of its control and ownership of WTI XI GP, the managing member of the Company, and by reason of its position as investment manager of the Issuer, has voting and dispositive power with respect to the Shares held by the Company.

By reason of P10’s ownership of Westech through P10 Holdings, P10 may be deemed to have voting and dispositive power with respect to the Shares held by the Company.

By reason of its direct beneficial ownership of an interest in the Company, each Investor may be deemed to have sole voting power with respect to the Shares of the Issuer set forth in the table in Item 4(a).

Item 5
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following

Item 6	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.

Item 8	Identification and Classification of Members of the Group: Not Applicable.

Item 9	Notice of Dissolution of Group: Not Applicable.

Item 10	Certifications: Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

WESTECH INVESTMENT ADVISORS LLC

By:	/s/ Jared S. Thear
Name:	Jared S. Thear
Its:	Chief Financial Officer, Chief Compliance Officer, Vice President, Secretary, and Treasurer